No Act

ACT ICA
SECTION 17(a)
RULE 2a-7
PUBLIC AVAILABILITY June 30 '08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF INVESTMENT MANAGEMENT

May 5, 2008

PROCESSED
JUL 03 2008
THOMSON REUTERS

David C. Sullivan
Ropes & Gray
One International Place
Boston, MA 02110-2624

Re: Fixed Income SHares—Allianz Dresdner Daily Asset Fund (File No. 811-09721)

Dear Mr. Sullivan:

Based on the facts and representations contained in your May 2, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against Allianz Dresdner Daily Asset Fund (the "Fund"), and Dresdner Bank AG, Grand Cayman Branch ("Dresdner Bank Grand Cayman" and, collectively with its non-bank affiliates, the "Purchaser"), under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if the Purchaser purchases from the Fund the securities specified in your letter at the amortized cost (including any accrued and unpaid interest) of the securities.[1] The Fund is a series of Fixed Income SHares, an open-end management investment company registered under the Investment Company Act of 1940. Dresdner Bank Grand Cayman is an affiliated person, as defined in Section 2(a)(3) of the Investment Company Act of 1940, of the Fund's investment adviser, Dresdner Advisors LLC (the "Adviser").[2] Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[3]

---

1 This letter confirms oral no-action relief provided by the undersigned to David C. Sullivan on May 2, 2008.

2 You state that Dresdner Bank Grand Cayman and the Adviser are each indirect, wholly-owned subsidiaries of Dresdner Bank AG, which is an indirect, wholly-owned subsidiary of Allianz AG.

3 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

We have considered your request for confidential treatment of your letter and our response until June 30, 2008 or such earlier date as the Division staff is advised that all of the information in the letter has been made public. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of (i) June 30, 2008, or (ii) the date on which the information in your letter has been made public.

Very truly yours,

Dalia Osman Blass
Senior Counsel

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO TOKYO WASHINGTON, DC www.ropesgray.com

May 2, 2008

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

I am writing on behalf of Fixed Income SHares (the "Trust") with respect to the series of the Trust designated as Allianz Dresdner Daily Asset Fund (the "Fund") and Dresdner Bank AG, Grand Cayman Branch ("Dresdner Bank Grand Cayman" and, collectively, with its non-bank affiliates, "Purchaser"), an affiliate of the Fund's investment advisor, Dresdner Advisors LLC (the "Adviser"). Dresdner Bank Grand Cayman and the Adviser are each indirect, wholly-owed subsidiaries of Dresdner Bank AG, which is an indirect, wholly-owned subsidiary of Allianz AG. We seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the Investment Company Act of 1940, as amended, or the rules thereunder (the "1940 Act"), if the Fund and Purchaser enter into the transaction described below.

The Trust is registered with the Commission under the 1940 Act as open-end management investment company. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities. Approximately 3.67% of the Fund's total assets as of April 30, 2008 consisted of two notes with short-term maturities issued by Sigma Finance Inc.[1] Each such security held by the Fund is referred to herein as a "Security" and, collectively, as the "Securities." Schedule A attached provides details regarding each Security held by the Fund, including the cusip number, the principal amount and the final maturity of each Security. The Adviser has determined that each Security continues to constitute an "Eligible Security" as that term is defined in Rule 2a-7 under the 1940 Act.

[1] As of April 30, 2008, the Fund held two other notes issued by Sigma Finance Inc. maturing on May 14, 2008 and May 16, 2008 (collectively, the "May Securities"). As of such date, approximately 8.78% of the Fund's total assets consisted of the four notes issued by Sigma Finance Inc.; however, at the time of Acquisition (as defined in Rule 2a-7 under the 1940 Act) of these notes, the Fund had not invested more than 5% of its Total Assets (as defined in Rule 2a-7) in securities issued by Sigma Finance Inc.

Due to current conditions in the credit markets, including the illiquidity of certain types of asset-backed debt instruments, including the Securities, the current market value of the Securities, as determined by an independent third-party pricing agent, is less than its amortized cost value. The Adviser and the Trust's Board of Trustees continue to monitor the extent of the deviation between the net asset value per share of the Fund determined using amortized cost and market value.

The Adviser has determined that it would be advisable to sell the Securities.[2] However, because of the absence of liquidity in the market for the Securities, the Adviser believes, and based on information provided by the Adviser, the Trust's Board of Trustees has determined, that it would not be in the best interests of the Fund and its shareholders to dispose of the Securities in the market. Nonetheless, subject to obtaining the no-action assurance requested in this letter, the Purchaser is prepared to purchase the Securities in their entirety from the Fund for cash at each Security's amortized cost (including accrued and unpaid interest). The Trust's Board of Trustees has authorized the proposed transaction as being in the best interests of the Fund and its shareholders.

The Adviser is an "affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act, and the Purchaser is an "affiliated person" of an "affiliated person" of the Fund. As a result, the purchase of the Securities by the Purchaser under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company. The proposed purchase of the Securities from the Fund would satisfy the requirements of Rule 17a-9 under the 1940 Act except that the Securities continue to constitute Eligible Securities.

The Trust and the Adviser believe that it would be in the best interest of the Fund's shareholders if the Purchaser is allowed to purchase the Securities from the Fund as described above. On behalf of the Trust, the Adviser and the Purchaser, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action against the Trust, the Adviser or the Purchaser under Section 17(a) of the 1940 Act, or the rules thereunder, if the Purchaser purchases the Securities from the Fund at their amortized cost (including accrued and unpaid interest).

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of the Trust, the Adviser and the Purchaser that this request and the response be accorded confidential treatment until June 30, 2008 or such earlier date as the Division staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Trust, the Adviser and the Purchaser for the reason that certain of the facts set forth in the letter have not been made public and premature disclosure might adversely affect such parties.

2 The Adviser has determined that the current market value of the May Securities is approximately equal to their amortized cost value and, therefore, has recommended to the Trust's Board of Trustees, and the Trustees have accepted this recommendation, that the May Securities need not be sold.

If you have any questions or other communications concerning this matter, please call the undersigned at (617) 951-7362.

Sincerely,

David C. Sullivan

cc: Brian S. Shlissel
Sarah E. Cogan
Christopher Williams
Richard Horowitz
Barbara J. Green
William V. Healey

Schedule A

Allianz Dresdner Daily Asset Fund

Name of Security	CUSIP	Principal Amount	Final Maturity
Sigma Finance Inc.	8265QOUWO	$10,000,000	June 12, 2008
Sigma Finance Inc.	8265QOYR7	$100,000,000	July 22, 2008
Totals:	NA	$110,000,000	NA

END